

June 3, 2015

Jason C. Chang
President
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

    Re: **Sunstock, Inc.**
           Amendment No. 3 to Registration Statement on Form S-1
           Filed May 21, 2015
           File No. 333-198085

Dear Mr. Chang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Business

The Company's Presence in the Market, page 18

1. In this section, please disclose how you intend to finance your metals trading operation, and, given the need to also finance your retail and hospitality operations, disclose whether you intend to finance all three operations or give priority to one or two.

Certain Relationships and Related Transactions, page 28

2. Please show the amounts in paragraphs 3-5 of this section in the Compensation Table on page 27, or tell us why you have not included them.

Item 1. Financial Statements, page 30

3. Please update the financial statements and financial information included in the filing to include the required interim periods. Refer to Rules 8-03 and 8-08 of Regulation S-X.

Notes to Financial Statements

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations, page F-7

4. Reference is made to the first full paragraph on page F-7 which discloses that your operations have been limited to issuing shares of common stock and that you were formed to provide a method for a private company to become a reporting company. This disclosure appears to contradict disclosures throughout the Registration Statement. Please revise or remove this disclosure or explain in detail why it is appropriate.

Note 10 – Subsequent Events, page F-17

5. We note that in January and February 2015 you invested approximately $220,000 in precious metals. Please disclose your accounting policies for precious metals in the notes to the interim financial statements. Please also tell us why your accounting policies comply with GAAP including, but not limited to, your statements of cash flows classification policy for purchases and sales of precious metals.

6. Reference is made to Note 2 and the Statements of Cash Flows in Form 10-Q for the Quarterly Period Ended March 31, 2015 which states that you classify your investments in marketable securities as trading. In light of the trading designation, please tell us why purchases and proceeds from the sale of marketable securities are properly classified as investing cash flows referencing applicable authoritative literature that supports your classification.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336, if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Lee W. Cassidy, Esq.
       Anthony A. Patel, Esq.